UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER 000-56692
Washington, D.C. 20549	CUSIP NUMBER 92539Q604

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission file number

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

	For the Transition Period Ended:	_______________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Verses AI Inc.

Full Name of Registrant

N/A

Former Name if Applicable

2121 Avenue of the Stars, 8th Floor
Address of Principal Executive Office (Street and Number)

Los Angeles, California, 90067

City, State and Zip Code

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Verses AI Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended March 31, 2025 (the “2025 Form 10-K”) within the prescribed time period as result of the Company having limited internal resources and no previous reporting experience filing reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Since prior April 1, 2025, the Company qualified as a “foreign private issuer” as defined under Rule 3b-4 under the Exchange Act, the 2025 Form 10-K is the first Annual Report on Form 10-K to be filed by the Company, and consequently the Company’s internal team will require more time to complete the necessary disclosures (and supporting materials) required to be included in the 2025 Form 10-K, including, but not limited to, the information required to be disclosed under Part III of Form 10-K, since the Company does not intend to file a definitive proxy statement within 120 days of its fiscal year ended March 31, 2025. The Company expects to file the 2025 Form 10-K within the 15-day extension period (the “Extension Period”) afforded by Rule 12b-25 under the Exchange.

Forward-Looking Statement

This Form 12b-25 contains forward-looking statements within the meaning of applicable United States securities laws. These forward looking statements include: (i) statements regarding the Company’s expectation to file the 2025 Form 10-K within the Extension Period, and (ii) statements regarding the Company’s financial results for the year ended March 31, 2025. Forward-looking statements are based on management’s current expectations or beliefs about the Company’s future plans, expectations and objectives. These forward-looking statements are not historical facts and are subject to risks and uncertainties that could cause the actual results to differ materially from those projected in these forward-looking statements. Readers of this Form 12b-25 are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this Form 12b-25.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James Christodoulou	(310)	988-1944
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A attached to this Form 12b-25.

Verses AI Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 30, 2025	By	/s/ James Christodoulou
James Christodoulou
Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

To

Form 12b-25

Part IV, Item (3)

Based on information that is available at this time, the Company’s net revenue for the year ended March 31, 2025 is expected to be approximately $(476,691) compared to net revenue of $267,561 for the year ended March 31, 2024, and the Company’s total expenses and net loss are expected to be approximately $42,516,033 and $42,992,724, respectively, for the year ended March 31, 2025, compared to total expenses and net loss of $52,361,220 and $52,093,659, respectively, for the year ended March 31, 2024. The Company’s net loss attributable to Class A Subordinate Voting shareholders is expected to be $5.49 per share for the year ended March 31, 2025 compared to a net loss attributable to Class A Subordinate Voting shareholders of $9.44 per share for the year ended March 31, 2024. The Company also expects to have $4,816,906 in cash and restricted cash, $6,183,082 in current assets and $6,376,575 in total assets as at March 31, 2025 compared to $892,727 in cash and restricted cash, $3,495,111 in current assets and $3,827,306 in total assets as at March 31, 2024. Further, the Company expects to have current liabilities of $15,106,292, total liabilities of $15,245,331 and a shareholders’ deficiency of $8,868,756 as at March 31, 2025, compared to $15,362,514 in current liabilities, $15,503,418 in total liabilities and $11,676,112 in shareholders’ deficiency as of March 31, 2024. The Company cautions that the foregoing estimates as at and for the year ended March 31, 2025 are preliminary and subject to change, possibly materially, following the completion and review of the Company’s financial statements.

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